EXHIBIT 99.14

ESCROW AGREEMENT

THIS ESCROW AGREEMENT is made as of May 10, 2002, by and among (i) ORAGENICS, INC. ("Oragenics"), (ii) CORNET CAPITAL CORP. ("Comet"), and (iii) SUTHERLAND ASBILL & BRENNAN LLP, as Escrow Agent ("SAB").

Oragenics and Cornet are parties to that certain Investment Banking Agreement dated as of March 18, 2002 (the "Agreement"). Pursuant to the Agreement, Oragenics is required to deliver to SAB 800,000 shares of Oragenics' common stock registered in Comet's name (such shares being hereinafter referred to as the "Escrowed Shares"), to be held by SAB and released as set forth herein. The Escrowed Shares are consideration for Comet's investment banking services to be provided to Oragenics, including raising a minimum guaranteed $1,000,000 equity capital, pursuant to the Agreement. In consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows.

1. Deposit and Acceptance of Shares. Oragenics has deposited the Escrowed Shares with SAB, the receipt of which is hereby acknowledged by SAB. SAB shall hold the Escrowed Shares and shall release the Escrowed Shares as provided in this Agreement. While the Escrowed Shares are held in escrow, any and all distributions with respect to the Escrowed Shares ("Other Escrowed Property") shall be made by Oragenics to SAB as escrow agent, and shall be released simultaneously with, in the same manner and to the same person as the Escrowed Shares as provided in this Agreement.

2. Deposit and Acceptance of Stock Transfer Power. Comet has delivered to SAB, and SAB hereby acknowledges receipt of, a duly executed stock transfer power ("Stock Transfer Power") in the form attached hereto as Exhibit A with respect to the transfer of the Escrowed Shares to Oragenics. SAB shall hold the Stock Transfer Power and shall release the Stock Transfer Power simultaneously with, in the same manner and to the same person as the Escrowed Shares as provided in this Agreement.

3. Release of Shares. SAB shall release the Escrowed Shares as follows:

(a) Upon Oragenics' delivery to SAB of a duly executed notice that Comet has raised at least $1,000,000 for Oragenics under the Agreement, SAB shall release the Escrowed Shares, Stock Transfer Power and Other Escrowed Property to Comet.

(b) Upon Comet's delivery to SAB of a duly executed notice (the "Comet Notice") that Cornet hag raised at least $1,000,000 for Oragenics under the Agreement, SAB shall deliver a copy of the Cornet Notice to Oragenics. If, within 15 days after SAB's delivery of the Comet Notice to Oragenics, (i) SAB receives a notice from Oragenics that Comet has not raised $1,000,000, SAB shall continue to hold the Escrowed Shares, Stock Transfer Power and Other Escrowed Property as provided herein, but (ii) if SAB does not receive such a notice from Oragenics, SAB shall release the Escrowed Shares, Stock Transfer Power and Other Escrowed Property to Comet.

(c) Notwithstanding any provisions in this Escrow Agreement to the contrary, if Escrowed Shares are not released by December 1, 2002, SAB shall release the Escrowed Shares, the Stock Transfer Power and Other Escrowed Property to Oragenics.

(d) Cornet and Oragenics shall simultaneously deliver to the other a copy of each notice, request, certification or other document that such party delivers to SAB under this Agreement.

4. Disagreements. In the event SAB is notified or becomes aware of any disagreement between Cornet and Oragenics with respect to the Escrowed Shares, SAB shall be entitled, at its option (subject to Section 2(c) above), to refuse to release the Escrowed Shares and continue to hold the Escrowed Shares in escrow so long as such disagreement shall continue; and, in so doing, SAB shall not be required to release the Escrowed Shares until (i) either (A) Comet and Oragenics have settled or compromised their disagreements, or (B) such disagreements have been fully adjudicated, and (ii) SAB shall have been so notified in a writing signed by Oragenics and Comet.

5. Interpleader. In the event that such a disagreement between Comet and Oragenics shall not have been so settled, compromised or adjudicated and SAB notified in writing thereof within 30 days following receipt by SAB of knowledge of the existence of such disagreement, SAB may, but shall not be obligated to, interplead all the Escrowed Shares then held in escrow into a court of proper jurisdiction, and thereupon SAB shall be fully and completely discharged of its duties and obligations hereunder.

6. Depository Only. It is agreed that the SAB shall act as a depository only and shall not, except as expressly stated herein, be required to take notice of any default or breach of warranty, representation, covenant or agreement of any party contained in the Agreement or any other agreement between Comet and, Oragenics.

7. Fees and Expenses. Comet and Oragenics each agrees to pay one-half of SAB's fees for its services hereunder, and Comet and Oragenics each agrees to reimburse SAB for one-half of its reasonable expenses and disbursements incurred in the performance of such services.

8. Limitation on Duties and. Liability The acceptance by SAB of its duties as escrow agent hereunder is subject to the following terms and conditions, which Comet and Oragenics agree shall govern. and control with respect to SAB's rights, duties, liabilities and immunities:

(a) SAB shall be protected in acting upon any notice, request, waiver, consent, receipt or other paper or document furnished to it, not only as to its due execution and the validity and effectiveness of its provisions but also as to the truth and accuracy of any information contained therein, which SAB reasonably believes to be genuine and what it purports to be. SAB is also relieved from the necessity of satisfying itself as to the authority of any person executing this Agreement in a representative capacity. SAB shall have no liability or responsibility for any losses of property provided that such losses are not the result.. of SAB's gross negligence or willful misconduct.

(b) SAB shall not be liable for any error of judgment, or for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may do or refrain from doing in connection herewith, except for its own gross negligence or willful misconduct.

(c) SAB shall have no duties except those which are specifically set forth herein and SAB shall not be bound by any notice of a claim or demand with respect thereto. No waiver, modification, amendment, termination or rescission of this Escrow Agreement shall be effective or binding upon SAB unless SAB shall have expressly consented thereto in writing.

(d) Cornet acknowledges, understands and agrees that (i) SAB is Oragenics' counsel and as such SAB has not and will not exercise any independent professional judgment on Cornet's behalf, and (ii) notwithstanding its role as Escrow Agent hereunder, SAB may, in the event of a dispute between Oragenics and Cornet act as Oragenics' counsel and represent Oragenics in any dispute or litigation, whether or not SAB resigns and appoints a successor Escrow Agent, which Oragenics and Cornet specifically agree SAB may do.

(e) Comet and Oragenics jointly and severally agree to indemnify, defend and hold harmless SAB against any and all losses, claims, damages, liabilities, costs and expenses (including court costs and reasonable attorneys' fees) which may be imposed upon or incurred by SAB in connection with the subject matter of this Agreement and SAB's performance of its obligations hereunder, and all such losses, claims, damages, liabilities, costs and expenses shall be for the account of and shall be borne and paid by Cornet and Oragenics as a condition to the termination of this Agreement; provided such losses, claims, damages, liabilities, costs and expenses are not the result of SAB's gross negligence or willful misconduct.

9. Amendment. This Escrow Agreement may be amended, modified or cancelled only in writing by all parties hereto.

10. Resignation; Successor Escrow Agent. SAB, as escrow agent (and any successor Escrow Agent) may resign by notifying Comet and Oragenics in writing. Such resignation shall not be effective until a successor escrow agent is appointed by Cornet and Oragenics and accepts its obligations under this Escrow Agreement; provided, however, if a successor escrow agent is not so appointed within 30 days after such resignation, SAB will release the Escrowed Shares, Stock Transfer Power and Other Escrowed Property to Oragenics and will thereby be fully and completely discharged of its duties and obligations hereunder.

11. Notices. Any notices or other communications required or permitted hereunder shall be in writing and either delivered personally or sent by registered or certified mail, postage prepaid, or by fax as follows:

If to Oragenics: Oragenics, Inc.
12085 Research Drive
Alachua, Florida 32615
Attn: Mento Soponis
Fax: (386) 462-0875

If to Cornet: Cornet Capital Corp.
7225 Blenheim Street
Vancouver, B.C. V6N I 1S2
Attn: Brian J. McAlister
Fax: (604) 408-7568

If to SAB: Sutherland Asbill & Brennan LLP
999 Peachtree Street, N.E.
Suite 2300
Atlanta, Georgia 30309
Attn: Phil Moise
Fax: (404) 853-8806

or at any such other address or fax number as shall be furnished in writing by any such party to the other parties hereto. Such notices or other communications shall be deemed to be given (i) if delivered in person, on the date delivered; (ii) if delivered by registered or certified mail, postage prepaid, three days after being mailed; (iii) if delivered by fax, on the date of fax confirmation of delivery; provided, however, notices and communications to SAB shall be effective only when actually received by SAB.

12. Miscellaneous. This Escrow Agreement shall be governed by the laws of Georgia. Whenever possible each provision of this Escrow Agreement shall be interpreted in such manner as to be effective and valid Under applicable law, but if any provision of this Agreement shall be prohibited or invalid under such law, such provision shall be deemed severed herefrom and ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, which shall be interpreted in such a manner as to effectuate as closely as possible the intent of the parties.

13. Release to Oragenics. If SAB releases the Escrowed Shares, Stock Transfer Power and Other Escrowed Property to Oragenics as provided above, thereafter Oragenics shall be deemed to be the owner of the Escrowed Shares and Other Escrowed Property; Oragenics may complete the Stock Transfer Power and have the Escrowed Shares transferred to such person as Oragenics shall determine (including Oragenics); and Comet shall execute and deliver to Oragenics such documents and instruments of transfer as may be necessary to transfer the Other Escrowed Property (other than cash, which shall belong to Oragenics without further action) to such person as Oragenics may determine (including Oragenics).

14. Counterparts. This Escrow Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be deemed one and the same instrument. Delivery of an executed counterpart by fax shall be equally as effective as a manually executed counterpart.

The parties hereto have duly caused this Escrow Agreement to be duly executed as of the date first above written.

CORNET CAPITAL CORP.

By: /s/ Brian McAlister
Title: President

ORAGENICS, INC.

By: /s/ Mento Soponis
President & Chief Executive Officer

SUTHERLAND ASBILL & BRENNAN LLP,
As Escrow Agent

By: /s/ Philip M. Moise
Philip H. Moise

EXHIBIT A

STOCK TRANSFER POWER

FOR VALUE RECEIVED, Comet Capital Corp. hereby transfers to Oragenics, Inc., Eight Hundred Thousand (800,000) shares of Common Stock, with $.001 par value per share, of Oragenics, Inc., a Florida corporation, standing in its name on the books of said corporation represented by the following certificate:

Certificate No.	800,000 Shares

and does hereby irrevocably constitute and appoint ______________________________ as attorney-in-fact to cause the transfer of said stock on the books of said corporation with full power of substitution in the premises.

Dated: May 10, 2002

/s/ Brian McAlister
Name: Brian McAlister
Title: President